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                                                                 SEC FILE NUMBER
                                                                    000-50450
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                                                                   CUSIP NUMBER
                                                                    683707103
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

(Check One) |X| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q
            |_| Form N-SAR |_| Form N-CSR

            For Period Ended May 31, 2006
            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q
            |_|   Transition Report on Form N-SAR

            For the Transition Period Ended:____________________________________

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   Read Instruction (on back page) Before Preparing For. Please Print or Type.
NOTHING IN THIS FOR SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
                       ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                             OPEN ENERGY CORPORATION
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Full Name of Registrant

                              BARNABUS ENERGY, INC.
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Former Name if Applicable

                         514 VIA DE LA VALLE, SUITE 200
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Address of Principal Executive Office (Street and Number)

                         SOLANA BEACH, CALIFORNIA 92075
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City, State and Zip Code

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

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reason described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense.
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, we were unable to file our Form 10-KSB for the fiscal year ended May 31, 2006 by the due date of August 29, 2006 without unreasonable effort or expense. We filed on August 30, 2006 a Form SB-2 registration statement required under the terms of various financing agreements we have entered into. The Form SB-2 includes our audited financial statements for the year ended May 31, 2006, as well as management's discussion and analysis of financial condition and results of operations. We need additional time to integrate certain information included in the Form SB-2 registration statement in the Form 10-KSB.

      We expect to file our annual report on Form 10-KSB shortly after the date of this notice, and in any case before September 13, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David Saltman                    (858)                  794-8800
         (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?* If the answer is no, identify report(s).

                                                                  Yes |X| No |_|

* Excludes filings on Form 8-K as provided in Rule 144(c)(i) under the Securities Act of 1933, as amended.
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes |X|  No|_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

The following table sets forth our consolidated statements of operations data for the year ended May 31, 2006. Our entire operations for the year ended May 31, 2005 are being treated as discontinued operations, and consist of a $666,046 loss from discontinued operations.

Fiscal year ended May 31, 2006
------------------------------
Revenues, net                                         $    152,532
Gross profit (loss)                                         (3,781)

Selling, general and administrative                      8,638,186
Research and development                                 2,529,872
                                                      ------------
Total operating expenses                                11,168,058

Loss from operations                                   (11,171,839)
Other Income (expense)                                  (1,036,491)
                                                      ------------
Loss from continuing operations before income taxes    (12,208,330)
Income tax benefit                                         884,694

Loss from continuing operations                        (11,323,636)
Loss from discontinued operations                         (848,979)
                                                      ------------
Net loss                                              $(12,172,615)
Net loss per share - basic and diluted                $      (0.22)


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

                             OPEN ENERGY CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2006                    By: /s/ David Saltman
                                             ---------------------------------
                                         David Saltman
                                         President and Chief Executive Officer

INSTRUCTION: The form may be signed by an officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.





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